STRATEGIC MINING CORPORATION

Suite 1800, 130 King Street, Toronto, Ontario M5X 1E3

February 11, 2011

GOLD RIVER OF AFRICA CORPORATION
c/o Amadou Mara
PO Box 92
Conakry 4508, Guinea

Attention: Mr. Mara

LETTER OF INTENT

Dear Sirs:

RE: Option to acquire an undivided 100% proportionate legal and beneficial interest in the eastern third of the Paramangui Exploration Permit located in north central Guinea.

Further to our recent negotiations regarding the above referenced property, this Letter of Intent will serve to confirm the principal elements of an Agreement between us.

1. **Subject matter of option to earn proportionate proprietary interest**:

   a) The subject matter of Strategic Mining Corporation ("Strategic") having an option to acquire an undivided 100% legal and beneficial proprietary interest shall be the property, as depicted in the boundaries attached hereto as Schedule "A" (herein called the "Dinguiraye Property").

   b) We understand, and we present this offer based upon our understanding, that Gold River of Africa Corporation ("Gold River") holds a 100% undivided right, title and interest in all of the Paramangui Exploration Permit free and clear of all encumbrances.

2. **Terms of Option**

   (a) Gold River hereby grants to Strategic, subject to approval by the board of directors of Strategic, the right to earn a 100% undivided proportionate legal and beneficial proprietary interest in the Dinguiraye Property (the "Option") in consideration of and upon the terms set out below.

   (b) The date that both Strategic and Gold River have received Board approval for this Option shall be called the "Effective Date".

   (c) In order to acquire a 100% undivided proportionate legal and beneficial proprietary interest in the Dinguiraye Property, Strategic shall issue Gold River a total of 15,000,000 common shares in the capital stock of Strategic;

(d) The Option will terminate and Strategic will have no further interest in the Dinguiraye Property as follows:

at 5 p.m. (Toronto time) on the fifteenth business day after the Effective Date if Gold River has not received acknowledgement of the issuance of 15,000,000 common shares of Strategic;

(e) At the end of the Option Period, Strategic shall have issued 15,000,000 common shares of Strategic (the "Total Option Payment"), at which time Strategic shall have earned a 100% undivided proportionate legal and beneficial proprietary interest in the Dinguiraye Property.

(f) Upon Strategic having exercised the Option and earned its interest, Gold River shall convey to Strategic a 100% undivided proportionate legal and beneficial proprietary interest in the Dinguiraye as provided for by the Laws of the Republic of Guinea.

3. **Operatorship**:

Strategic shall act as Operator and shall be responsible for all work permits, environmental compliance, payment of contractors, insurance and other matters relating to work carried out on the Property and shall indemnify and save harmless Gold River against any problems or liability with respect to such matters.

4. **Assessment Work**

The Operator will file all standard reports required to maintain all mining claims in good standing within 6 months of completing any work and supply Gold River with a copy of all geological data, reports or other information obtained during the course of the work program. Strategic shall be responsible to maintain the Dinguiraye Property in good standing, and Gold River shall be responsible to maintain the remainder of the Paramangui Exploration Permit in good standing.

5. **Access to Information**:

Upon the execution of this Letter of Intent, Gold River will provide to Strategic all information, documents, data, drill logs, and drill core in its possession and control with respect to the Dinguiraye Property.

6. **Right of Assignment**

Strategic shall have the right to assign part or all of the Option to a third party (the "Third Party Assignee") if it so deems fit. Should an assignment occur, the Third Party Assignee shall assume part or all of the responsibility to make the necessary exploration expenditures. Should the Third Party Assignee fail to complete its obligations, Strategic shall continue to be responsible to ensure that all the terms and conditions of the Option are fulfilled.

7. **Due Diligence**:

From the date of signing of this Letter of Intent, Strategic shall have a period of 30 days to conduct a comprehensive program of due diligence respecting the Dinguiraye Property and all exploration and development work conducted thereon to date.

8. **Condition Precedent**:

This Letter of Intent shall be subject to approval by the board of directors of Strategic and Gold River on or before March 31, 2011.

Should you agree that this Letter of Intent accurately recites the principal elements of the Agreement reached between us, please sign the duplicate copy and return it to our offices immediately by fax at (604) 676-2738 with original to follow by courier and we will consider this to be a binding agreement, subject only to subsections 7 and 8.

Yours very truly,

STRATEGIC MINING CORP.
Per:

[signature]

____
Authorized signatory

Agreement with the terms recited herein is hereby acknowledged this 11th **day of** February**, 2011**

GOLD RIVER OF AFRICA CORPORATION.
Per:

[signature]

____
Authorized Signatory

Schedule "A"

Dinguiraye Property – 50 sq km of the property is being acquired as defined by the boundaries in the table below:

A.	Lat North Lon West	11° 40' 00" 10° 51' 40"	B.	Lat North Lon West	11° 40' 00" 10° 48' 20"
C.	Lat North Lon West	11° 39' 00" 10° 48' 20"	D.	Lat North Lon West	11° 39' 00" 10° 39' 00"
E.	Lat North Lon West	11° 36' 00" 10° 47' 00"	F.	Lat North Lon West	11° 36' 00" 10° 51' 40"